Exhibit 99.1

YAMANA ANNOUNCES METAL PURCHASE AGREEMENTS WITH SANDSTORM AND PROVIDES UPDATE ON BRIO GOLD MONETIZATION INITIATIVE
--Proceeds to be applied towards balance outstanding on revolving credit facility --

TORONTO, ONTARIO, October 27, 2015 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) hereby announces that it has entered into three metal purchase agreements  with Sandstorm Gold Ltd. (TSX:SSL; NYSE:SAND) (“Sandstorm”), for which Sandstorm has paid Yamana total advanced payments of $148 million and has issued the Company 15 million common share purchase warrants with a strike price of $3.50 and a term of five years (the “Transaction”).  Sandstorm will also pay the Company an additional advanced payment of $4 million in six months.  The metal purchase agreements include a silver purchase transaction related to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction related to production from Chapada, and a gold purchase transaction related to production from Agua Rica.  100% of the advanced payment will be used by Yamana to reduce the balance outstanding on its revolving credit facility.

The Transaction is one of various alternatives the Company has been evaluating and advancing to help achieve its stated goal of reducing the balance owning on its revolving credit facility to nil.  The Company continues to advance other alternatives on a number of fronts including the planned monetization of its subsidiary Brio Gold Inc. (“Brio Gold”), an update for which is provided below.

Yamana’s Executive Vice President, Finance and Chief Financial Officer Charles Main provided comments on the Transaction as follows: “We are very pleased to have completed this transaction.  The streams that we have put in place do not have significant impacts on the projects to which they relate.  They represent a modest portion of our copper and silver production which are secondary metals to Yamana and they do not impact our exposure to our primary metal which is gold.  With this deal, and with the successful completion of a deal on Brio Gold, the goal and expectation is to be in a position to have generated cash proceeds well in excess of the amount required to complete the pay down of our credit facility prior to year end, which was one of our strategic objectives for the year.  This would leave us with a five year undrawn credit facility of $1 billion along with an increased cash balance.  With modest debt repayments of $118 million scheduled for the next couple of years, we believe that Yamana is very well positioned to fully execute on its business plan and on generating and increasing cash flow and free cash flow.”

Peter Marrone, the Company’s Chairman and Chief Executive Officer provided a further comment as follows: “We are following through on our commitment to strengthen the Company’s balance sheet.  As Chuck mentioned, this has been a strategic objective for the year.  These streaming transactions are a modest and benign way to reduce debt without taking away our leverage and exposure to gold.  Our monetization efforts relating to Brio continue to advance and will further strengthen our balance sheet.  With the completion of these financial catalysts, the Company will be well positioned in the new year to shift strategic focus entirely to our core operations, several initiatives relating to optimizations of these operations, increasing production and maximizing cash flow and EBITDA.”

Brio Gold Update

The Company continues to pursue its planned monetization of Brio Gold and is currently advancing on a number of strategic alternatives.  These alternatives include an initial public offering, reverse takeover, joint venture with private equity firms, a disposition to, or merger with, other companies, and other financing and liquidity options.

In addition to engaging CIBC World Markets Inc. and National Bank Financial Inc. as previously announced, the Company has engaged FBR Capital Markets & Co. as an advisor to assist in the evaluation of additional financing alternatives, with an emphasis on transactions that could be completed on an accelerated timeline and may allow Brio Gold to continue to operate as a private company in the short term.

From an operational perspective, Brio Gold continues to meet or exceed targeted production and cost levels in 2015.  The table below shows select operational results for each of the last three quarters and highlights the positive operational trend.  Results to date continue to support the expectation that Brio Gold will exceed 2015 production guidance of 130,000 ounces of gold production at cash costs approximating or better than cost guidance for the full year at $730 per ounce of gold.

With respect to C1 Santa Luz, infill drilling continues with the objective of better defining the metallurgical characteristics of the resources which will in turn facilitate optimal mine planning and scheduling.  In the fourth quarter, the Company expects to drill 6,500 metres, the results for which will be incorporated into an updated reserve estimate in the first quarter of 2016.  The Company expects that the planned modifications to the process plant will be completed by the third quarter of 2016 facilitating the restart of production.  C1 Santa Luz is expected to contribute approximately 100,000 ounces of gold production per year bringing Brio Gold’s annual production levels to more than 240,000 ounces per year.

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	First Quarter 2015	Second Quarter 2015	Third Quarter 2015*	First Nine Months of 2015
Production (oz.)
Pilar	19,153	21,237	21,468	61,858
Fazenda Brasileiro	12,024	13,974	16,963	42,961
Total Brio Gold	31,177	35,211	38,430	104,819
Cash costs (per oz.)(1)
Pilar	$832	$756	$648	$742
Fazenda Brasileiro	$810	$798	$670	$751
Total Brio Gold	$824	$773	$658	$746
All-in Sustaining Cash Costs (per oz.)(1,2)
Pilar	$906	$892	$854	$883
Fazenda Brasileiro	$1,156	$1,000	$826	$975
Total Brio Gold	$1,002	$964	$866	$944
*Preliminary Results
1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q22015.
2.	Includes cash costs, sustaining capital, site general and administrative expense and exploration expense.

More details on each of the metal purchase agreements are provided below:

Silver Purchase Transaction

In consideration of a $70 million advanced payment and an additional payment of 30% of the spot price of silver at the time each ounce of silver is delivered, Yamana has agreed to deliver silver to Sandstorm as follows:

(A)	from 2016 to 2018, the lesser of (i) 38% of payable silver from Minera Florida, and (ii) 200,000 ounces of payable silver per year;
(B)	from 2016 to 2018, the lesser of (i) 52% of payable silver from Chapada, and (ii) 100,000 ounces of payable silver per year;
(C)
from the later of (i) the commencement of production of Cerro Moro , and (ii) from 2019 to the date on which Yamana has sold to Sandstorm 7,000,000 ounces of payable silver (the “Silver Reduction Date”), the lesser of (1) 20% of payable silver from Cerro Moro , and (2) 1,200,000 ounces of payable silver per year;

(D)	from the Silver Reduction Date, 9% of payable silver from Cerro Moro; and
(E)
if the commencement of production of Cerro Moro  has not occurred by 2019, from 2019 until the earlier of (i) the commencement of production of Cerro Moro , and (ii) December 31, 2020, the lesser of (1) 16% of payable silver from El Peñón , and (2) 1,200,000 ounces of payable silver per year.

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Copper Purchase Transaction

In consideration of a $70 million advanced payment and an additional payment of 30% of the spot price of copper at the time each pound of copper is delivered, Yamana has agreed to deliver copper to Sandstorm as follows:

(A)
from 2016, the lesser of (i) 4.2% of payable copper from Chapada, and (ii) 3.9 million pounds of payable copper, until Yamana has delivered to Sandstorm, on a cumulative basis, 39 million pounds of payable copper (the “First Chapada Delivery Threshold”);

(B)
after Yamana has delivered to Sandstorm the First Chapada Delivery Threshold, 3% of payable copper from Chapada, until Yamana has delivered to Sandstorm, on a cumulative basis, 50 million pounds of payable copper (the “Second Chapada Delivery Threshold”); and

(C)	after Yamana has delivered to Sandstorm the Second Chapada Delivery Threshold, 1.5% of payable copper from Chapada; and
(D)
if Yamana is unable to deliver silver from Cerro Moro, the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and until such time that Cerro Moro is in commercial production Chapada will continue to deliver the lesser of (i) 4.2% of payable copper, and (ii) 3.9 million pounds of payable copper per year.

Gold Purchase Transaction

In consideration of $12 million in advanced payments, additional advance construction payments of between $135 million to $225 million, and an additional payment of 30% of the spot price of gold at the time each ounce of gold is delivered, Yamana has agreed to deliver to Sandstorm 20% of payable gold from Agua Rica.  The additional advance construction payments will be owed to Yamana, and be based on the price of gold, at the time the Company completes 25% of the construction of Agua Rica.  The amount owed will be based on a sliding scale basis with a minimum payment of $135 million if gold is below $900 per ounce and a maximum payment of $225 million if gold is above $1,400 per ounce.

If Sandstorm elects not to make further advanced payments to the Company at the time of the completion of 25% of the construction of Agua Rica, then the purchase obligation will convert into a 0.25% net smelter royalty on Agua Rica.

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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, including the monetization of Brio Gold.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, including Brio Gold, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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